UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): April 14, 2003

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

PAGE 2

ITEM 5. OTHER EVENTS

Navistar International Corporation (NYSE: NAV) reported that it has reached a comprehensive agreement with Ford Motor Company concerning termination of the Ford V-6 diesel engine program.

While financial terms of the settlement will not be released, the agreement includes compensation to neutralize the on-going costs associated with International's diesel engine plant designed to build the V-6 diesel engine and a release by the parties of their obligations under the V-6 engine contract. The company will continue as Ford's exclusive supplier of V-8 diesel engines through 2012 for use in its over 8,500 lb. gross vehicle weight pick-up trucks, vans and SUVs for North America.

The company said the agreement is consistent with the company's previous earnings guidance and would not materially impact the company's financial outlook or previously filed financial statements and provides the shareowners with an appropriate recovery of excess costs associated with the V-6 program.

Forward Looking Statements

Statements contained in this filing or the webcast that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility, and other risks detailed from time to time in Navistar's Securities and Exchange Commission filings. Navistar assumes no obligation to update the information included in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
        Registrant

Date: April 14, 2003   /s/ Mark T. Schwetschenau

                                              Mark T. Schwetschenau
                                              Vice President and Controller
                                              (Principal Accounting Officer)